SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 5, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 5, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

December 5, 2008
Ivanhoe Mines welcomes initiative by Mongolia’s Parliament
to finalize an Oyu Tolgoi draft Investment Agreement
VANCOUVER, CANADA — John Macken, President and CEO of Ivanhoe Mines,
today welcomed the decision by Mongolia’s national Parliament, the State Great Khural, to establish a deadline for completion of a draft Investment Agreement for Ivanhoe’s Oyu Tolgoi copper-gold project.
A total of 42 of 50 members of Parliament — 84% of those present, representing both political parties in Mongolia’s joint government — voted December 4 to adopt a resolution that authorizes the Mongolian Government, led by Prime Minister Sanjaa Bayar, to negotiate a draft Investment Agreement for Oyu Tolgoi and present it to Parliament before February 1, 2009.
The parliamentary resolution proposes that the government seek assistance from internationally recognized experts in concluding the agreement. Provisions of Mongolia’s existing 2006 and 1997 minerals laws also will help to shape negotiations between the government and the project’s investors, Ivanhoe Mines and its strategic partner, Rio Tinto.
Information contacts
Ivanhoe Mines Investor Relations: Bill Trenaman
Media: Bob Williamson +1.604.688.5755